Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC 13E-3

Bright Scholar Education Holdings Limited

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$14,736,235.70	0.0001381	$2,035.07

Total Transaction Valuation:		$14,736,235.70
Total Fees Due for Filing:				$2,035.07
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$2,035.07

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Offering Note(s)

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of US$0.575 for 25,628,236 issued and outstanding Class A ordinary shares of the issuer (including shares represented by ADSs) subject to the transaction (the “Transaction Valuation”). We assigned zero value to the outstanding options of the issuer because (i) pursuant to the terms of the agreement and plan of merger, each of Mr. Hongru Zhou, Mr. Ruolei Niu and Ms. Hui Zhang has consented to the cancellation of his or her options that are vested, outstanding and unexercised immediately prior to the effective time of the merger without any consideration, and (ii) the exercise price per Class A ordinary share of all other outstanding options are greater than the per share merger consideration of US$0.575 and as a result will be cancelled without any cash payment being made in respect thereof.

The amount of the filing fee calculated in accordance with the Exchange Act equals US$138.10 for each US$1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.